EXHIBIT 99.3

Level 4, 1111 Hay Street
West Perth, Western Australia 6005
PO BOX 877
West Perth, Western Australia 6872
Phone: +61 (0) 8 9442 2111
Fax: +61 (0) 8 9442 2110
ricka@cubeconsulting.com

Consent of Qualified Person

I, Patrick John Adams, Registered Member of the Australian Institute of Geoscientists (MAIG) and member of the AusIMM (CP), consent to the public filing of the Technical titled “NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated effective April 30, 2014 (the “Technical Report”) filed by Exeter Resource Corporation.

I also consent to any extracts or a summary of the Technical Report in the press release of Exeter Resource Corporation, dated May 06, 2014 (the “Press Release”)

I certify that I have read the Press Release that the Technical Report supports and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this June 20, 2014.

Patrick John Adams
____________________________
Patrick John Adams, MAIG.
BSc. Grad Cert Geostats.